Exhibit 99.1

IGI Investor Presentation Q4 2021 March 2022

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements. Forward - looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID - 19 pandemic and emerging variants; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements. You should not place undue reliance upon any forward - looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTENTS Company Overview 4 Investment Highlights 13 Financial Performance 24 Appendix 27

COMPANY OVERVIEW Section 1

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"[1]

IGI are specialists with recognized expertise in their lines of businesses

- Local, specialized knowledge resulting in a 4-point combined ratio advantage relative to peers[2]
- Managed volatility – business focused on capital preservation and underwriting profitability
- Intelligent reinsurance with managed catastrophe exposure, leading to stable underwriting results
- ~23 lines of specialty business that are 71% individually underwritten
- Active cycle management shifts focus to lines with strong margins and rate momentum

A – AM Best Financial Strength Rating, A Excellent

A- – S&P Global Ratings

- 10% avg. unlevered core operating ROE since 2011 including "soft market"
- 90% combined ratio through market cycle including heavy catastrophe years
- 0% financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2011 – 2021 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of H1'21 for HSX-LON, and Lloyd's of London.

International General Insurance Holdings Ltd.

5

Market Capitalization / Stock Price (NASDAQ: IGIC) $379mm / $7.76 (1) Sha r eholde r s’ Equity / BV PS $401.9mm / $8.83 2021 Gross Written Premium $545.6mm Q4 2021 Core Operating ROAE 13.7% Dividends Paid 40% of annual net after - tax profit paid semi - annually Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 287 Jabsheh Family Ownership 30.3% (2) 6 International General Insurance Holdings Ltd. Note: Financial data as of Q4 2021 (12/31/2021). (1) Market data as of 2/28/2022. Market Capitalization is calculated using 48.880mm fully diluted shares outstanding. (2) Ownership percentage excludes unvested earnout shares, includes 139,516 shares purchased by Mr. Wasef Jabsheh in open market transactions during December 2021 Key Financial Metrics

Overview Q4 2021

Financial Performance

$163.5 million Gross Written Premium	Compared to $129.5mm in Q4'20	Record quarterly premiums representing a 26.3% increase driven by new business and portfolio optimization achieving improved terms and conditions
$30.6 million Net Underwriting Results	Compared to $14.7 in Q4'20	Record net underwriting results representing an increase of more than 100% driven by new business and rate increases
83.8% Combined Ratio	Compared to 96.8% in Q4'20	6.6% favorable reserve development
13.7% Core Operating ROAE	Compared to 4.9% in Q4'20	Record earned premiums and underwriting income coupled with a lower level of claims and claim adjustment expenses

Developments

- Record quarterly growth with focus on building out new specialty lines and markets in 2021
- IGI Europe now fully operational in Malta; first year premium of ~$10 million, primarily in long-tail lines (professional indemnity, D&O, and financial institutions); expected 2022 premium of ~$25 million
- IGI's financial strength ratings reaffirmed at A (Stable) by AM Best and A- (Stable) by S&P; both group ratings have been assigned to IGI's new European subsidiary in Malta

International General Insurance Holdings Ltd.

7

IGI - Global Specialty (Re)Insurer Evolution over 20 years

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's financial strength ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

IGI

NasdaqListed

$379mm market cap.

Source: Public filings. Market data as of 2/28/2022.
(1) FCA previously known as FSA.

International General Insurance Holdings Ltd.

8

Specialty Business Diversified by Line, Geography, and Broker Distribution

GWP by Line of Business



Reinsurance 4.4%
Marine Cargo 0.9%
Political Violence 1.7%
Contingency 0.6%
Treaty Reinsurance 4.4%
Aviation 3.7%
Long-tail 43.9%
Ports & Terminals 5.4%
Construction & Engineering 5.7%
Casualty 35.0%
Property 14.5%
Energy 19.1%
Financial Institutions 6.5%
Inherent Defects Insurance 1.8%
Marine Liability 0.6%
Short-tail 51.7%

- Balanced specialty book across long-tail and short-tail lines of business

GWP by Geography



South America 3.8%
Australasia 4.3%
Worldwide 5.0%
Africa 5.1%
Central America 5.2%
United Kingdom 36.1%
Caribbean 5.5%
North America 6.0%
Europe 8.9%
Middle East 9.8%
Asia 10.2%

- Well diversified with mix of mature and high-growth, under-represented geographies

GWP by Broker



Broker 1 21.1%
Others 41.0%
Broker 2 16.0%
Broker 3 8.5%
Broker 5 5.5%
Broker 4 7.9%

- Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long-standing, trusted relationships

2021 Gross Written Premiums were $545.6mm.

International General Insurance Holdings Ltd.

9

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh

Founder, Chairman & CEO

- Over 40 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh

President

- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh

Group COO

- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides

CEO IGI UK

- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi

Group CFO

- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

International General Insurance Holdings Ltd.

10

IGIC Shareholder Base (1) Commentary Institutional & Retail Investors J ab s he h Fa m il y Review of Shares Subject to Earnout 3 , 012 , 500 contingent unvested common shares (“earnout shares”) are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp . ▪ The SPAC Sponsor and its transferees received 1.8mm earnout shares (61.2%) ▪ Wasef Jabsheh received 1.1mm sponsor shares (37.5%) ▪ Earnout shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out - of - the - money and are currently excluded from fully diluted share calculation Enhanced Alignment of Interest and Expected Improved Liquidity (1) Total fully diluted outstanding shares of 45.471mm (excluding earnout shares) based on IGI stock price of $8.10 as of 12/31/2021. x Strong alignment of interest through significant insider ownership x Open market common share repurchases totaling 139,516 (for $1.09 million) in December 2021 by IGI founder, Chairman & CEO Wasef Jabsheh x Employee’s long - term commitment strengthened by share - based compensation (Omnibus Incentive Plan established in 2020) 30.3% 11 International General Insurance Holdings Ltd.

Genuine • Colla b o rati v e approach • Global team • Promote diversity 12 International General Insurance Holdings Ltd. Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innovative • Entrep re neu r i a l environment • Employee res pon si b i l ity • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients IGI Values Centre Around Integrity, Genuine Approach and Innovation

INVESTMENT HIGHLIGHTS Section 2

1 ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability 2 ▪ Superior Underwriting Performance Even in Heavier Loss Years 3 ▪ Active Cycle Management Balancing Growth and Risk Selection 4 ▪ Track Record of Delivering Results through the “Market Cycle” 5 ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 6 ▪ Optimized, Cost - Efficient Global Operations with a Physical Presence in Key Markets 7 ▪ High Quality ROAE with Managed Volatility Among Peers 8 ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business 9 ▪ Well - positioned for Future Shareholder Value Creation Opportunities 14 International General Insurance Holdings Ltd. Key Investment Highlights

▪ Class - underwriting profit centres irrespective of geography risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $87.5 million which protects against 1:250 single - event 1 Significantly Less Volatility from Catastrophes ($ in bn) 2012 Hurricane Sandy 2018 Hurricane Michael, Cali f ornia w ild f ir e s Industry Ca t Loss ($bn) $160 2017 Hurricanes Ha rve y , I rma, Ma ria 2011 Japan, New Zealand ear t hquakes, Thailand flood IGI Combined Ratio Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. $31 .8 $59 .5 $143.2 $47 .7 $39 .6 $40 .5 $58 .3 $151 .4 $92 .8 $59 .7 $89 .0 97% 93% 87% 89% $80 .6 88% 86% 84% 87% 105% 89% 94% 89% ' 1 0 ' 1 1 '12 ' 1 3 ' 1 4 IGIC Combined Ratio Weather '15 '16 '17 Ear t hquakes / T sunamis ' 1 9 ' 2 0 Man - made 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 ' 0 9 ' 1 8 Individually Under w ri tt en 71% 15 International General Insurance Holdings Ltd. MGA - Origina te d Business 24% Treaty 5%

0% 2 0% 4 0% 6 0% 8 0% 1 0 0% Combin ed Ratio 120% 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 IGIC Peer Group Index (1) Source: SNL Financial, company filings. Note: Financial data as of H1’21 for HSX - LON and Lloyd’s of London, and as of YTD Q3 2021 for JRVR. (1) Calculated as the average of the peer group’s median combined ratios from 2011 to 2021. Peers include: MKL, ACGL, WRB, RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. IGI Combined Ratio higher than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 90% IGI Combined Ratio Advantage: 4% Superior Underwriting Performance Even in Heavier Loss Years IGI Combined Ratio lower than peers 2 16 International General Insurance Holdings Ltd.

$203 $226 $240 $252 $242 $232 $275 $302 $349 $467 $546 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 GPW by Business Segment ($mm) Strong Cycle Management Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation A ccelerat i ng Growth Sh o r t - T a i l Long - Ta i l R e i ns u r a n ce Active Cycle Management Balancing Growth and Risk Selection 3 17 International General Insurance Holdings Ltd.

Combined Ratio Un - Levered Core Operating ROAE Track Record of Delivering Results through the “Market Cycle” 4 12% 12% 13% 12% 12% 10% 0% 9% 7% 10% 14% Average: 10% 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 87% 18 International General Insurance Holdings Ltd. 89% 88% 86% 84% 87% Average: 90% 105% 89% 94% 89% 86% 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21

37% 53% 2 0 17 2 0 21 31% 46% 2017 (1) Data based on case + IBNR reserve development. 2 0 21 ▪ IBNR reserves reflect growth of specialty long - tail lines − IGI took advantage of the improving market in specialty long - tail lines cumulative rate increases through December 31, 2021 on average of 23% ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long Tail As % of Total NPW Favourable Reserve Development Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 5 $24 $27 $23 $9 $6 $6 $16 15% 17% 16% 3% 2% 5% 5% 2017 2018 2019 2 0 15 2 0 16 2 0 20 2 0 21 Favorable Development / NPE 19 International General Insurance Holdings Ltd.

6 Optimized Global Operations with Physical Presence in Key Markets


London
Underwriting headquarters
Bermuda
Group holding company domicile
Underwriting parent company
Amman
Operational headquarters
Casablanca
Africa underwriting hub
Dubai
Middle East underwriting hub
Kuala Lumpur
Asia underwriting hub
Malta
European underwriting hub

- Largely London-based underwriting teams supported by back and middle-office operations in Amman, Jordan
- Non-underwriting teams primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration
- Amman hub provides cost-efficient central services to global underwriting platform

Non-Underwriting Employees by Location


Labuan 1%
Casablanca 1%
Malta 1%
Dubai 2%
London 19%
Amman 76%

Amman	160
London	40
Dubai	4
Labuan	3
Malta	2
Casablanca	2
Non-U/W Total	211

Underwriters by Location


Labuan 4%
Malta 3%
Casablanca 5%
Dubai 8%
London 43%
Amman 37%

London	33
Amman	28
Dubai	6
Casablanca	4
Labuan	3
Malta	2
Total Underwriters	76

International General Insurance Holdings Ltd.
20

7 High Quality ROAE with Managed Volatility Among Peers



Volatility of Annual ROTE (Determined By Sharpe Ratio)
Higher Returns, Lower Volatility
5th Quintile (Highest)
4th Quintile
3rd Quintile
2nd Quintile
1st Quintile (Lowest)
Lower Returns, Higher Volatility
1st Quintile (Highest)
2nd Quintile
3rd Quintile
4th Quintile
5th Quintile (Lowest)
10 Year Return on Tangible Equity
UVE
PGR
AMSF
IFC-CA
KNSL
ALL
TRV
CB
RLI
PLMR
AIZ
RE
HIG
AFG
ACGL
SIGI
IGIC
WRB
SAFT
ORI
MCY
THG
MKL
HMN
BRK.B
CINF
LRE-LON
RNR
KMPR
JRVR
SPNT
PRA
AXS
AIG
Y
EIG
CNA
DGICA
ARGO
FFH-CA
UFCS
WTM
UIHC

Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns

Source: Dowling Research. Note: The chart represents 10-year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company's ROTE Standard Deviation.

International General Insurance Holdings Ltd.

21

2021 was another excellent year for IGI as we reported consistently strong quarterly underwriting results and earnings, culminating in one of the best years in our 20 - year history. IGI is a diverse group of individual risk underwriters with recognized expertise in many specialty lines. We have grown our business organically since inception, and the past two years have seen an acceleration of that. We expect to continue our strong performance in 2022, focusing on our core strengths and capitalizing on sector tail winds. – Wasef Jabsheh Specialty Short - Tail YTD Cumulative Net Rate Movement Opportunity to Capitalize on Sector Tailwinds in Core Business Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 2019 2020 2021 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 2019 2020 2021 8 7. 2% 22 International General Insurance Holdings Ltd. 7.8% 8.3% 10.0% 9.6% 18.2% 19.3% 18.4% 9.0% 7.8% 7. 5% 7. 3% 17.7% 20. 4% 23.1% 24.9% 29.2% 29.5% 31.6% 30.2% Specialty Long - Tail 33.7% 31.0% 27.6% 23. 3%

Continued build out of IGI presence / business in Europe and U.S. ▪ US: $31.3mm of gross written premiums in 2021 vs. $20.4mm of gross written premiums in 2020; all short - tail business, primarily energy and property ▪ Europe: $10mm of gross written premiums in 2021; expected ~$25mm gross premiums written in 2022; predominantly long - tail lines, supplemented by some short - tail business Capitalize on market opportunities ▪ Steady growth in short - tail lines, particularly energy, construction and property where rates and terms and conditions remain healthy ▪ Expanding opportunities in long - tail lines with specific focus on developing professional lines and financial institutions in Asia Pacific, and D&O in MENA region Introduction of new lines of business ▪ Build out of new lines introduced in 2021: − Marine Cargo business focused on specific elements of the general cargo market, medium - sized accounts and largely transit only and cargo “war on land” risks − Contingency business focused on event cancellation / non - appearance Capital management ▪ Authorized $5mm common share and/or warrant repurchase programme IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves Well - positioned for Future Shareholder Value Creation Opportunities 9 23 International General Insurance Holdings Ltd.

FINANCIAL PERFORMANCE Section 3

Selected Financial Data

($ in mm)	Year ended December 31, 2017	2018	2019	2020	2021	Quarter ended December 31, 2020	2021
Operating Results:							
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$129.5	$163.5
Net Underwriting Results	23.6	56.1	52.0	77.4	105.8	14.7	30.6
Core Operating Earnings	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.1**	**$4.5**	**$13.6**
Core Operating Return on Equity [1]	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**13.6%**	**4.9%**	**13.7%**
Key Metrics:							
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.0%	59.8%	46.8%
Policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	18.3%	20.1%	17.7%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.1%	16.9%	19.3%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**96.8%**	**83.8%**
Financial Position:							
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$914.3	$775.3	$914.3
Debt	--	--	--	--	--	--	--
Stockholders' Equity	301.4	301.2	312.1	381.0	401.9	381.0	401.9
Book Value per Share	--	--	--	$8.39	$8.83	$8.39	$8.83
Select Ratios:							
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.1%*	*69.6%*	*67.8%*
Premium Leverage (NPE / Shareholders' Equity) [2]	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*90.6%*	*94.7%*	*90.5%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage [3]	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*240.0%*	*248.4%*	*240.0%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior period shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior period shareholders' equity.

International General Insurance Holdings Ltd.
25

Total Investment Income, Net ($mm) Total Investments and Cash Breakdown Fixed Income Portfolio Credit Ratings December 31, 2021 Total Investments and Cash: $914.3 million Average Fixed Income Duration: 4.7 Years Ca s h & Cash Equivalent 26.5% Money at Short term deposits 19.7% Fi x ed inco m e securities 46.0% Real State Equity shares 2.4% 5.4% Defensively Positioned, Conservative Investment Portfolio AA BBB Non - Investment AAA G rade / Unrated 0.8% 5.0% 2.3% Total Investment Income $4.5 ($4.0) 39.6% A Add: Share of Loss from Associates $0.3 $7.0 52.3% Minus: Other (1) ($1.4) ($0.8) Total Investment Income, net $3.4 $2.2 Average Credit Rating: A $3. 4 (1) Includes realized and unrealized gain / (loss) on investments, realized and fair value gain (loss) on investment properties, and expected credit losses on investments. 26 International General Insurance Holdings Ltd. Q4'2020 Q4'2021

I n t erna t ional G eneral I nsurance Holdings Ltd. A p p en d ix

IFRS Summary Income Statement

($ in mm)	Year Ended December 31, 2017	2018	2019	2020	2021	Quarter ended December 31, 2020	2021
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$129.5	$163.5
Reinsurance Share of Insurance Premiums	(114.3)	(98.2)	(97.1)	(128.9)	(163.0)	(39.4)	(52.7)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$382.6**	**$90.1**	**$110.8**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(37.4)	(16.2)	(24.6)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$345.2**	**$73.9**	**$86.2**
Net Claims and Claim Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(176.2)	(44.3)	(40.4)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(63.2)	(14.9)	(15.2)
Net Underwriting Results	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$105.8**	**$14.7**	**$30.6**
Total Investment Income [1]	13.6	9.4	13.0	8.5	8.8	4.5	(4.0)
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.9)	(12.5)	(16.7)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(6.0)	(1.0)	(2.6)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	(3.3)	(0.9)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(4.9)	6.2	3.2
Profit Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$45.5**	**$8.6**	**$9.6**
Tax	0.0	(0.1)	(1.7)	(2.1)	(1.9)	(1.0)	(0.5)
Profit for the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.6**	**$7.6**	**$9.1**

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

International General Insurance Holdings Ltd.

28

IFRS Reconciliation – Core Operating Earnings

($ in mm)	Year Ended December 31, 2017	2018	2019	2020	2021	Quarter ended December 31, 2020	2021
Profit For the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.6**	**$7.6**	**$9.1**
Realized Losses / (Gains) on Investments	(3.1)	(1.3)	(1.0)	(0.9)	(0.3)	0.2	-
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-	-	-	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-	-	-	-
Expected Credit Losses on Investments	-	-	-	0.3	0.2	0.1	0.1
Unrealized Losses / (Gains) on Investments	(0.1)	-	-	-	(3.0)	(2.6)	(1.0)
Losses / (Gains) on Investment Properties	-	-	0.3	2.0	1.3	1.0	0.1
Fair value loss on investment properties held through associates	(1.0)	0.9	0.4	1.5	7.3	0.3	7.0
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4	(0.7)	3.3	0.9
(Gain) / Loss on Foreign Exchange (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)	4.7	(5.4)	(2.6)
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4	-	-	-
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.1**	**$4.5**	**$13.6**

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

International General Insurance Holdings Ltd.

29

Book Value per Common Share and Diluted Book Value per Common Share Note: IGI share price as of 12/31/2021: $8.10. (1) Using the “as - if - converted” method, assuming all proceeds received upon exercise of in - the - money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. Excludes unvested restricted shares of 396,857 shares as of December 31, 2021. ($ and share count in mm, except per share values) As of December 31, 2021 Potential Shares Shares O u t s t a nd i n g C o mm o n Equity B oo k V a l u e per Share Basic Book Value per Share 45 . 47 1 $401 . 9 $8 . 8 3 Dilutive Impact of Shares Subject to Earn Out: Earn Out Earn Out In - the - Money Impact to Impact to Book Share Price Shares Shares Common Equity Value per Share $11 . 5 0 $12 . 7 5 $14 . 0 0 $15 . 2 5 1 . 400 0 0 . 600 0 0 . 550 0 0 . 462 5 -- -- -- -- -- -- -- -- -- -- -- -- Total Impact of Earn Out Shares 3 . 012 5 -- -- -- Strike Price Warrants In - the - Money Impact to Impact to Book Outstanding Warrants Common Equity Value per Share Dilutive Impact of Warrants: $11 . 5 0 17 . 250 0 - - - - -- 17.2500 -- -- -- Total Dilutive Impact Diluted Book Value per Share (1) 45 . 47 1 $401 . 9 $8 . 8 3 30 International General Insurance Holdings Ltd.

For more information: 31 International General Insurance Holdings Ltd. Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel Hamid Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688